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                                                    Filed by Active Voice, Inc.
                          Pursuant to Rule 425 under the Securities Act of 1933
                                       and deemed filed pursuant to Rule 14a-12
                                         of the Securities Exchange Act of 1934
                                           Subject Company:  Active Voice, Inc.
                                                   Commission File No.: 0-22804


THE FOLLOWING PRESS RELEASE WAS PUBLISHED ON NOVEMBER 10, 2000

PRESS RELEASE

ACTIVE VOICE CORPORATION TO BE ACQUIRED BY CISCO SYSTEMS

NOVEMBER 10, 2000

(Seattle, Washington, USA-November 10, 2000)-

Active Voice Corporation (NASDAQ:ACVC), a world leader in providing unified messaging and computer telephony software solutions, today announced that it has entered into a definitive agreement to be acquired by Cisco Systems, Inc. The acquisition of Active Voice supports Cisco's vision to deliver unified communications and a single, end-to-end Internet Protocol (IP) network combining data, voice, and video for the corporate enterprise.

Under the terms of the agreement, Cisco will pay approximately $266 million in stock for Active Voice's Unity(TM) operation comprised of IP-based unified messaging solutions. Cisco will also pay approximately $30 million in stock for Active Voice's circuit switched PBX voicemail solutions, which will be sold after the acquisition closes, to a newly formed entity comprised of former Active Voice employees for $30 million. The purchase price will be shared by all Active Voice security holders. As of November 9, 2000, there were approximately 14.8 million shares of Active Voice outstanding on a fully diluted basis. The acquisition will be accounted for as a purchase and is expected to be complete in the second quarter of Cisco's fiscal year 2001. In connection with the acquisition, Cisco expects a one-time charge for purchased in-process research and development expenses not to exceed $0.02 per share. The acquisition has been approved by the board of directors of each company and is subject to various closing conditions including Active Voice shareholder approval and approval under the Hart Scott Rodino Antitrust Improvements Act.

The growth of the IP telephony market is accelerating. The acquisition of Active Voice's Unity operation represents an important step in the advancement of Cisco's Architecture for Voice, Video, and Integrated Data (AVVID) and underscores Cisco's commitment to delivering unified communications capabilities to the enterprise.

"The acquisition of Active Voice represents an exciting opportunity," says Frank J. Costa, Active Voice's CEO and president. "I congratulate our entire team on their tremendous accomplishment in delivering a unified messaging product that will accelerate the adoption of new IP telephony communications systems, while also supporting our customer's current

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investments with superior circuit switch integration, and dual IP/PBX support."

Active Voice's Unity product offerings complement Cisco's existing IP-based voice solutions by providing advanced capabilities that enable the unification of both text and voice. Cisco and Active Voice believe these types of applications will help continue to drive adoption of IP telephony. The acquisition of Active Voice's Unity operation brings Cisco a step closer to delivering unified communications solutions that will help enterprises enhance employee productivity, lower cost of ownership, and provide better customer care.

Active Voice's Unity team will be led by Active Voice chief technology officer and vice president of advanced products, Kevin Chestnut, and will report to David Kirk, senior vice president, Cisco's Internet Communications Software Group.

The newly formed entity will continue to operate independently and will sell and support Active Voice's other product lines including Repartee, PhoneSoft, Replay, Replay Plus, Lingo, all embedded solutions, and the Pronexus subsidiary's IVR products.

About Active Voice Corporation

Founded in 1983, Active Voice is a world leader in unified messaging and computer telephony software solutions. The Seattle-based company has offices in Australia, Canada, China, France, Germany, Italy, Sweden, The Netherlands, and the United Kingdom -- with more than 100,000 systems installed in virtually every kind of business in over 60 countries. Active Voice' award-winning products are sold through a global network of independent telecommunications manufacturers, dealers, and computer resellers, as well as through strategic partnerships with industry leaders. For more information, visit our Web site at www.activevoice.com.

For more information please contact the following:

Public Relations: Monica Drake, 1-206-441-4700, ext. 1154, pr@activevoice.com Investor Relations: Amy Thomas, 1-206-441-4700, ext. 1197, ir@activevoice.com Web Site: www.activevoice.com.

Brand and product names in this document are trademarks of their respective owners.

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF
1995

THIS PRESS RELEASE CONTAINS FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE FEDERAL SECURITIES LAWS AND IS SUBJECT TO ITS SAFE HARBORS. THE FORWARD LOOKING STATEMENTS REFLECT MANAGEMENT'S FORECAST OF CERTAIN ASPECTS OF THE COMPANY'S FUTURE. THEY ARE BASED ON CURRENT INFORMATION THAT WE HAVE ASSESSED, BUT WHICH BY ITS NATURE IS DYNAMIC AND SUBJECT TO RAPID AND EVEN ABRUPT CHANGES. FORWARD-LOOKING STATEMENTS INCLUDE, BUT ARE NOT LIMITED TO STATEMENTS REGARDING: (A) THE ESTIMATED COMPLETION OF THE PROPOSED TRANSACTION AND (B) THE TRANSITION. THE FOLLOWING ARE AMONG THE RISK FACTORS THAT MAY CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THE FORWARD-LOOKING
STATEMENTS: THE FOLLOWING, WHILE NOT INCLUSIVE, ARE AMONG THE RISK FACTORS THAT MAY CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THE FORWARD-LOOKING
STATEMENTS: COMPETITIVE PRESSURES FROM NEW ENTRANTS TO THE CTI MARKET, INCLUDING LARGE SOFTWARE COMPANIES AND TELEPHONE SWITCH MANUFACTURERS WITH GREATER RESOURCES, THE INTRODUCTION OF NEW PRODUCTS BY

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OUR COMPETITORS, INCREASING PRICE COMPETITION IN THE MARKETPLACE;
UNANTICIPATED DELAYS IN RELEASING NEW PRODUCTS, UNANTICIPATED DELAYS IN NEW PRODUCT DEVELOPMENT, INCREASES IN RESEARCH AND DEVELOPMENT SPENDING, AND THE INCREASE IN OUR INTERNATIONAL SALES MAY REQUIRE NOTABLE INCREASES IN DEVELOPMENT SPENDING ASSOCIATED WITH LOCALIZATION OF PRODUCTS FOR FOREIGN MARKETS. OTHER POTENTIAL RISKS AND UNCERTAINTIES AND OTHER FACTORS ARE DISCUSSED IN MORE DEPTH IN ACTIVE VOICE'S FILINGS WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), COPIES OF WHICH MAY BE ACCESSED THROUGH THE SEC'S WEB SITE AT http://www.sec.gov.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

INVESTORS AND SECURITY HOLDERS OF ACTIVE VOICE ARE ADVISED TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE BUSINESS COMBINATION TRANSACTION REFERENCED IN THE FOREGOING INFORMATION, WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. ACTIVE VOICE INTENDS TO MAIL A PROXY STATEMENT/PROSPECTUS ABOUT THE TRANSACTION TO ITS SHAREHOLDERS CONTAINING INFORMATION ABOUT THE MERGER. ACTIVE VOICE WILL BE FILING A PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS CONCERNING THE PROPOSED MERGER WITH THE SEC. INVESTORS SHOULD READ THE PROXY STATEMENT/PROSPECTUS BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS. INVESTORS WILL BE ABLE TO OBTAIN THE DOCUMENTS FREE OF CHARGE AT THE SEC'S WEB SITE, www.sec.gov OR AT THE SEC'S PUBLIC REFERENCE ROOM AT 450 FIFTH STREET, N.W., WASHINGTON D.C. 20549 OR AT THE SEC'S OTHER PUBLIC REFERENCE ROOMS IN NEW YORK, NEW YORK, AND CHICAGO, ILLINOIS. PLEASE CALL THE SEC AT 1-800-SEC-0330 FOR FURTHER INFORMATION ON PUBLIC REFERENCE ROOMS. IN ADDITION, DOCUMENTS FILED WITH THE SEC BY ACTIVE VOICE MAY ALSO BE OBTAINED FREE OF CHARGE BY CONTACTING ACTIVE VOICE AND DIRECTING SUCH REQUESTS TO THE INVESTOR RELATIONS DIRECTOR AT THE ADDRESS LISTED ABOVE.

ACTIVE VOICE AND ITS DIRECTORS, EXECUTIVE OFFICERS AND CERTAIN OTHER EMPLOYEES MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES FROM ACTIVE VOICE'S SHAREHOLDERS WITH RESPECT TO THE TRANSACTION CONTEMPLATED BY THE DEFINITIVE AGREEMENT. INFORMATION REGARDING THE IDENTITY OF THESE PERSONS, AND THEIR INTERESTS IN THE SOLICITATION, IS SET FORTH IN ACTIVE VOICE'S PROXY STATEMENT FOR ITS 2000 ANNUAL MEETING OF SHAREHOLDERS AND IS AVAILABLE FREE OF CHARGE AT THE SEC WEB SITE AND PUBLIC REFERENCE ROOMS AND FROM THE CONTACT NAMED ABOVE. IN ADDITION, CISCO AND CERTAIN EMPLOYEES OF CISCO, INCLUDING VICE-PRESIDENTS AMMAR HANAFI, ART RANGEL AND EUGENE LEE, MAY BE DEEMED TO HAVE PARTICIPATED IN THE SOLICITATION OF PROXIES FROM ACTIVE VOICE'S SHAREHOLDERS IN FAVOR OF THE ADOPTION OF THE MERGER AGREEMENT. INFORMATION CONCERNING CISCO'S DIRECTORS AND EXECUTIVE OFFICERS IS SET FORTH IN CISCO'S PROXY STATEMENT FOR ITS 2000 ANNUAL MEETING OF SHAREHOLDERS.